Exhibit 99.1

RISK FACTORS DESCRIBED IN THE REGISTRATION

STATEMENT ON FORM S-4 FILED BY HW GLOBAL, INC. (“HOLDCO”)

Risks Relating to the Transactions

The number of shares of Holdco common stock that Valtech and Mitraltech shareholders will receive as a result of the Transactions is fixed, subject to certain adjustments. The value of the shares of Holdco common stock that Valtech shareholders receive is different than at the date the Business Combination Agreement was signed and could be different than at the time Valtech shareholders vote to approve the ISR Merger.

Upon the effective time of the ISR Merger, the Recipient Parties will receive, as set forth in a Valtech notice delivered to its shareholders prior to Closing regarding its special meeting, a pro rata portion of: (a) 4,400,000 shares of Holdco common stock to be issued at closing, less escrowed shares of Holdco common stock and less adjustments, including with respect to certain Valtech indebtedness and transaction expenses; (b) an additional 800,000 shares of Holdco common stock to be issued at closing, less escrowed shares of Holdco common stock, because Valtech successfully obtained CE Mark approval for Valtech’s Cardioband product; (c) the right to receive escrowed shares of Holdco common stock, if any are ultimately distributed; (d) the right to receive 700,000 shares of Holdco common stock contingent upon a first-in-man implant of Valtech’s Cardioband Tricuspid Product or Valtech’s Cardiovalve Product; (e) warrants to purchase 850,000 shares of Holdco common stock at an exercise price of $83.73 per share which become exercisable upon achieving $75 million in net sales (trailing 12 months) of Valtech products; and (f) the right to receive a payment of $375 million (payable in cash or Holdco common stock, at the discretion of Holdco) upon achieving $450 million in net sales (trailing 12 months) of Valtech products. The number of shares of Holdco common stock that Valtech shareholders will be entitled to receive will not be adjusted in the event of any increase or decrease in the share price of HeartWare common stock.

Each share of Holdco common stock will be issued in accordance with, and subject to the rights and obligations of, the Holdco Certificate of Incorporation and Bylaws substantially in the forms attached hereto as Annex B. For a comparison of the rights and privileges of a holder of shares of Holdco common stock as compared to a holder of Valtech shares, please see “Comparison of the Rights of Holders of Valtech Shares and Holdco Common Stock” beginning on page 146 of this proxy statement/prospectus.

The market value of the shares of Holdco common stock that Valtech shareholders and HeartWare stockholders will be entitled to receive at Closing could vary significantly from the market value of HeartWare common stock on the date of this proxy statement/prospectus. Because the number of shares of Holdco common stock issued to the Recipient Parties will not be adjusted to reflect any changes in the market value of HeartWare common stock, such market price fluctuations may affect the value that Valtech shareholders will receive at Closing. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of HeartWare or Valtech, market assessments of the likelihood that the Transactions will be completed, the timing of the Transactions, regulatory considerations, general market and economic conditions and other factors. Shareholders are urged to obtain current market quotations for HeartWare common stock. See “Comparative Per Share Data” beginning on page 132 for additional information on the market value of HeartWare common stock.

HeartWare and Valtech must obtain required approvals and governmental and regulatory consents to consummate the Transactions, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the consummation of the Transactions, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Transactions.

The Transactions are subject to customary closing conditions. These closing conditions include, among others, the receipt of required approvals of HeartWare stockholders and Valtech shareholders, the effectiveness of the registration statement, the expiration or termination of applicable waiting periods under the HSR Act and certain other approvals.

The governmental agencies from which the parties will seek certain of these approvals and consents have broad discretion in administering the governing regulations. HeartWare and Valtech can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the Transactions, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Holdco’s business after Closing. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the Transactions or reduce the anticipated benefits of the Transactions. Further, no assurance can be given that the required shareholder approvals will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If HeartWare and Valtech agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Transactions, these requirements, limitations, costs, divestitures or restrictions could adversely affect Holdco’s ability to integrate HeartWare andValtech’s operations and/or reduce the anticipated benefits of the Transactions. This could result in a failure to consummate the Transactions or have a material adverse effect on Holdco’s business and results of operations.

The Business Combination Agreement contains provisions that require HeartWare to pay to Valtech a termination fee in the form of a loan if the Business Combination Agreement is terminated.

If the Business Combination Agreement is terminated in accordance with the Business Combination Agreement, HeartWare will be required to make a loan to Valtech in the amount of $30 million. Neither party is entitled to terminate the Business Combination Agreement if the Closing has not occurred by the specified termination date if the failure of the Closing to occur by such date principally arises out of or is related to such party’s failure to fulfill any obligation under the Business Combination Agreement.

Failure to consummate the Transactions could negatively impact the value and the future business and financial results of HeartWare and/or Valtech.

If the Transactions are not consummated, the ongoing businesses of HeartWare and/or Valtech may be adversely affected and, without realizing any of the benefits of having consummated the Transactions, HeartWare and/or Valtech will be subject to a number of risks, including the following:

•	HeartWare and/or Valtech will be required to pay costs and expenses relating to the proposed Transactions;

•	if the Business Combination Agreement is terminated for any reason, HeartWare will be required to make a loan to Valtech in the amount of $30 million;

•	matters relating to the Transactions (including integration planning) may require substantial commitments of time and resources by HeartWare management and Valtech management, which could otherwise have been devoted to other opportunities that may have been beneficial to HeartWare or Valtech, as the case may be;

•	the Business Combination Agreement restricts HeartWare and Valtech, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the Transactions occur or the Business Combination Agreement is terminated. These restrictions may prevent or increase the costs to, as applicable, HeartWare and Valtech from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to completion of the Transactions or termination of the Business Combination Agreement; and

•	HeartWare and/or Valtech also could be subject to litigation related to any failure to consummate the Transactions or related to any enforcement proceeding commenced against HeartWare and/or Valtech to perform their respective obligations under the Business Combination Agreement.

If the Transactions are not consummated, these risks may materialize and may adversely affect HeartWare and/or Valtech’s business, financial results and share price.

While the Transactions are pending, HeartWare and Valtech will be subject to business uncertainties that could adversely affect their businesses.

Uncertainty about the effect of the Transactions on employees, customers and suppliers may have an adverse effect on HeartWare and Valtech and, consequently, on Holdco. These uncertainties may impair HeartWare’s and Valtech’s ability to attract, retain and motivate key personnel until the Transactions are consummated and for a period of time thereafter. Employee retention may be particularly challenging during the pendency of the Transactions because employees may experience uncertainty about their future roles with Holdco. If, despite HeartWare’s and Valtech’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Holdco, Holdco’s business could be seriously harmed.

The Opinion of HeartWare’s financial advisor does not reflect changes in circumstances that may occur between the execution of the Business Combination Agreement and the consummation of the Transactions.

The HeartWare Board has not obtained an updated opinion from Canaccord Genuity as of the date of this proxy statement/prospectus and does not expect to receive an updated, revised or reaffirmed opinion prior to the consummation of the Transactions. Changes in the operations and prospects of HeartWare, Valtech or Holdco, general market and economic conditions and other factors that may be beyond the control of HeartWare, Valtech or Holdco, and on which Canaccord Genuity’s Opinion was based, may significantly alter the value of Valtech or the price of HeartWare common stock or shares of Holdco common stock by the time the Transactions are completed. The Opinion does not speak as of the time the Transactions will be consummated or as of any date other than the date of such Opinion. Because Canaccord will not be updating its Opinion, the Opinion will not address the fairness to HeartWare of the Valtech Merger Consideration from a financial point of view at the time the Transactions are consummated. The HeartWare Board’s recommendation that HeartWare stockholders vote “FOR” the proposal described herein is made as of the date of this proxy statement/prospectus. For a description of the Opinion the HeartWare Board received from Canaccord Genuity, please refer to the section entitled “The Transactions – Opinion of Canaccord Genuity” beginning on page 53 of this proxy statement/prospectus.

Risks Relating to the Businesses of the Combined Company

Mitral and tricuspid valve repair and replacement represent a significant, unmet clinical need, which requires technological and market development that may (i) not be achieved at all or (ii) take longer to realize than expected.

Currently, mitral and tricuspid valve repair and replacement represent an underpenetrated market, which may be accessed through the introduction of new technologies, including transcatheter medical devices. Physician confidence in and market acceptance of new technologies is speculative and may not be realized, or take longer or cost more to realize than anticipated.

Uncertainties associated with the Transactions may cause a loss of employees and may otherwise materially adversely affect the future business and operations of the combined company.

The combined company’s success after the Transactions will depend in part upon the ability of the combined company to retain executive officers and key employees of HeartWare and Valtech. In some of the fields in which HeartWare and Valtech operate, the competition for qualified personnel is particularly intense and there are only a limited number of people in the job market who possess the requisite skills and it may be difficult for the combined company to hire personnel over time. The combined company will operate in several geographic locations, including parts of Israel and Massachusetts, where the labor markets are particularly competitive. The combined company may experience difficulty in hiring and retaining sufficient numbers of qualified management, manufacturing, technical, application engineering, marketing, sales and support personnel for parts or all of its business.

Current and prospective employees of HeartWare and Valtech may experience uncertainty about their roles with the combined company following the Transactions. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the Transactions. The loss of services of any key personnel or the inability to hire new personnel with the requisite skills could restrict the ability of the combined company to develop new products or enhance existing products in a timely matter, to sell products to customers or to manage the business of the combined company effectively. Also, the business, financial condition and results of operations of the combined company could be materially adversely affected by the loss of any of its key employees, by the failure of any key employee to perform in his or her current position, or by the combined company’s inability to attract and retain skilled employees, particularly engineers.

Third parties may claim that Holdco is infringing their intellectual property, and the combined company could suffer significant litigation or licensing expenses or be prevented from selling its products or services.

The medical device industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of these rights. Each of HeartWare and Valtech may be involved in disputes regarding patent and other intellectual property rights. Each of HeartWare and Valtech may receive communications from third parties asserting that certain of its products, processes or technologies infringe upon third party patent rights, copyrights, trademark rights or other intellectual property rights. Third parties may claim that Holdco is infringing their intellectual property rights, and the combined company may be unaware of intellectual property rights of others that may cover some of its technology, products and services. Defending these claims may be costly and time consuming, and may divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require the combined company to enter into costly royalty or license agreements. Holdco may be unable to obtain royalty or license agreements on acceptable terms, or at all. Similarly, changing its products or processes to avoid infringing the rights of others may be costly or impractical and may be subject to regulatory approvals. The combined company may also be subject to significant damages or injunctions against development and sale of certain of its products and services. Resolution of whether any of the products or intellectual property of the combined company has infringed on valid rights held by others could have a material adverse effect on results of operations or financial condition and may require material changes in production processes and products.

The combined company will be subject to risks associated with doing business internationally.

The conduct of the combined business internationally is subject to certain risks inherent in international business, many of which are beyond the combined company’s control. These risks include, among other things:

•	adverse changes in tariff and trade protection measures;

•	changes in foreign regulatory requirements;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	differing labor regulations;

•	differing product liability regimes;

•	changing economic conditions in countries where the combined company’s products are sold or manufactured or in other countries;

•	differing local product preferences and product requirements, including regulatory requirements;

•	exchange rate risks;

•	restrictions on the repatriation of funds;

•	political unrest and hostilities;

•	differing degrees of protection for intellectual property; and

•	difficulties in coordinating and managing foreign operations.

In addition, foreign sales subject the combined business to numerous stringent United States and foreign laws, including the Foreign Corrupt Practices Act (“FCPA”), and comparable foreign laws and regulations which prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities for the purpose of obtaining or retaining business. As the combined company expands its international operations, there is some risk of unauthorized payments or offers of payments by one of the combined company’s employees, consultants, sales agents or distributors, which could constitute a violation by the combined company of various laws including the FCPA, even though such parties are not always subject to the combined company’s control. Safeguards that the combined company implements to discourage these practices may prove to be less than effective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against the combined company, including class action lawsuits and enforcement actions from the SEC, Department of Justice and overseas regulators, which could adversely affect the combined company’s reputation, business, financial condition and results of operations.

Any of these factors, or any other international factors, could have a material adverse effect on the combined company, financial condition and results of operations. There can be no assurance that the combined company can successfully manage these risks or avoid their effects.

We may not realize all of the anticipated benefits of the Transactions or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating the two businesses.

Our ability to realize the anticipated benefits of the Transactions will depend, to a large extent, on our ability to integrate the HeartWare and Valtech businesses. The combination of two independent businesses has the potential to be a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of HeartWare and Valtech. The integration process may disrupt the businesses and, if implemented ineffectively, would preclude realization of the full benefits expected of the Transactions. Our failure to meet the challenges involved in integrating the two businesses and to realize the anticipated benefits of the Transactions could cause an interruption of, or a loss of momentum in, the activities of HeartWare and Valtech and could adversely affect Holdco’s operational results.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated synergies, business opportunities and growth prospects from combining the business of HeartWare with that of Valtech;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers; and

•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of Holdco. In addition, the risks relating to the businesses of Valtech and the combined company are similar to the risks relating to HeartWare’s business, including but not limited to, risks relating to intellectual property, competition, regulatory matters, future growth and the medical device industry. Even if the operations of the businesses of HeartWare and Valtech are integrated successfully, we may not realize the full benefits of the Transactions, including the synergies or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Or, additional unanticipated costs may be incurred in the integration of the businesses of HeartWare and Valtech. All of these factors could cause dilution to the earnings per share of Holdco, decrease or delay the expected accretive effect of the Transactions, and negatively impact the price of Holdco’s ordinary shares. As a result, we cannot assure you that the combination of the HeartWare and Valtech businesses will result in the realization of the full benefits anticipated from the Transactions.

Holdco will incur direct and indirect costs as a result of the Transactions.

Holdco will incur costs and expenses in connection with and as a result of the Transactions. These costs and expenses include costs related to expanded research and development expenditure, market development activities, creation of a field sales force, and greater scaling of manufacturing capacity, as well as any additional costs Holdco may incur going forward as a result of its new corporate structure. These costs may exceed the costs historically borne by HeartWare and Valtech.

HeartWare’s and Valtech’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what Holdco’s financial position or results of operations would have been had the Transactions been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of HeartWare and Valtech and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Transactions. The assets and liabilities of Valtech have been measured at fair value based on various preliminary estimates using assumptions that HeartWare management believes are reasonable utilizing currently available information. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Holdco’s financial condition or results of operations following Closing. Any potential decline in Holdco’s financial condition or results of operations may cause significant variations in the share price of Holdco. Please see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 79.

The shares of Holdco common stock to be received by HeartWare stockholders and Valtech shareholders in connection with the Transactions will have different rights from the HeartWare common stock and the Valtech shares.

Upon completion of the Transactions, HeartWare stockholders and Valtech shareholders will become Holdco stockholders and their rights as stockholders will be governed by Holdco’s Certificate of Incorporation and Bylaws and Delaware law. The rights associated with each of the HeartWare common stock and Valtech ordinary shares are different than the rights associated with shares of Holdco common stock. Material differences between the rights of stockholders of HeartWare and the rights of shareholders of Holdco include differences with respect to among other things, exclusive forum provisions, stockholder actions, stockholder proposals and nominations, and Australian exchange listing rules (which no longer applies). Material differences between the rights of Holdco shareholders following the Transactions and the rights of Valtech shareholders before the Transactions include, among other things, differences with respect to the board of directors and the special rights of preferred shareholders. See “Comparison of the Rights of Holders of HeartWare Common Stock and Holdco Common Stock” beginning on page 144 and “Comparison of the Rights of Holders of Valtech Shares and Holdco Common Stock” beginning on page 146.

Risks Relating to Valtech’s Business

If Valtech fails to successfully introduce its products to the market, Valtech’s growth prospects may suffer.

If Valtech is slow in bringing its products to market or otherwise fails to successfully develop, manufacture, design clinical trials for, obtain regulatory approvals of, introduce or commercialize its product pipeline on a timely basis, or if products are not well accepted by the market, Valtech’s growth prospects may suffer.

Valtech has never generated any revenue from product sales and may never be profitable.

To date, Valtech has no commercial sales and has never generated any revenue from commercial product sales. Valtech’s ability to generate revenue and achieve profitability depends on Valtech’s ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, one or more of its product candidates. Neither Valtech nor the combined company can predict when it will begin generating revenue from product sales, as this depends heavily on Valtech’s success in many areas, including but not limited to:

•	attracting, hiring and retaining qualified personnel;

•	completing nonclinical and clinical development of Valtech’s product candidates;

•	developing and testing of Valtech’s product designs;

•	obtaining regulatory and marketing approvals for product candidates for which Valtech has completed clinical studies;

•	developing a sustainable and scalable manufacturing process for any approved product candidates and establishing and maintaining supply and manufacturing relationships with third parties that can process and provide adequate (in amount and quality) products to support clinical development and the market demand for Valtech’s product candidates, if approved;

•	launching and commercializing product candidates for which Valtech obtains regulatory and marketing approval, either directly or with collaboration partners or distributors;

•	obtaining adequate third-party coverage and reimbursements for Valtech’s products;

•	obtaining market acceptance of Valtech’s product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing and developing (or acquiring/in-licensing) new product candidates;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter; and

•	maintaining, protecting and expanding Valtech’s portfolio of intellectual property rights, including patents, trade secrets and know-how.

Even if the product candidates that Valtech develops is approved for commercial sale, it anticipates incurring significant costs to commercialize Valtech’s products. Valtech’s expenses could increase beyond expectations if Valtech is required by the U.S. Food and Drug Administration, the European Medicines Agency, other regulatory agencies, domestic or foreign, or by any unfavorable outcomes in intellectual property litigation filed against Valtech, to change Valtech’s manufacturing processes or to perform clinical, nonclinical or other types of studies in addition to those that Valtech currently anticipates. If the market for Valtech’s product candidates (or Valtech’s share of that market) is not as significant as expected, the indication approved by regulatory authorities is narrower than expected or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, Valtech may not generate significant revenue from sales of such products, even if approved. If Valtech is unable to successfully complete development and obtain regulatory approval for Valtech’s product candidates, particularly Cardioband and Cardiovalve, Valtech’s future business and the business of the combined company may suffer. Additionally, if Valtech is not able to generate revenue from the sale of any approved products, Valtech and the combined company may never become profitable.

Claims that Valtech’s current or future products infringe or misappropriate the proprietary rights of others could adversely affect Valtech or the combined company’s ability to sell those products and cause Valtech or the combined company to incur additional costs.

Substantial litigation over intellectual property rights exists in the medical device industry. HeartWare and Valtech expect that Valtech could be increasingly subject to third-party infringement claims as its revenue increases, the number of technology holders grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents on which Valtech’s current or future products or technologies may allegedly infringe.

There can be no certainty that litigation will not arise in relation to third party intellectual property or, if it does arise, whether or not it will be determined in a manner which is favorable to Valtech. Any litigation, regardless of its outcome, would likely result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which Valtech is accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays, prohibit Valtech and the combined company from manufacturing, marketing or selling Valtech’s current or future products, require Valtech to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms or at all. If a successful claim of infringement were made against Valtech and Valtech could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, the expected future revenue of Valtech or the combined company may decrease substantially and Valtech or the combined company could be exposed to significant liability. A court could enter orders that temporarily, preliminarily or permanently enjoin Valtech or Valtech’s customers from making, using, selling, offering to sell or importing Valtech’s current or future products, or could enter an order mandating that we undertake certain remedial activities. Claims that Valtech has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on Valtech’s reputation, business, financial condition or results of operations.

If Valtech is unable to commence or complete successfully its clinical trials, or if it experiences significant delays in the successful commencement or completion of its clinical trials, Valtech’s ability to obtain regulatory approval to commercialize its products, and its ability to generate revenue, will be materially adversely affected.

Regulatory approvals to sell Valtech’s existing and future products typically require clinical trials, which can be time consuming, unpredictable and expensive. Significant technical, bench and preclinical testing may be required prior to submitting for regulatory authorization to commence a clinical trial. The cost, timing and outcome of any of these trials or testing may be unfavorable or may be insufficient to obtain the required approvals.

Completion of any of Valtech’s clinical trials could be delayed or adverse events during a trial could cause Valtech to amend, repeat or terminate the trial. If this were to happen, Valtech’s costs associated with the trial will increase, and it will take Valtech longer to obtain regulatory approvals and to commercialize the product, or Valtech may never obtain regulatory approvals. Valtech’s clinical trials may also be suspended or terminated at any time by regulatory authorities, the data safety and monitoring board, site investigational review boards, or by Valtech including during the closing stages of enrollment of the trial and the subsequent patient data follow-up period in the event that, for example, there should be an unacceptable level of adverse clinical events. Any failure or significant delay in completing clinical trials for Valtech’s products may materially harm Valtech’s or the combined company’s financial results and the commercial prospects for Valtech’s products.

The completion of any of Valtech’s clinical trials could be substantially delayed or prevented by several factors, including: slower than expected rates of patient recruitment and enrollment, including as a result of study inclusion and exclusion criteria; Valtech’s competitors undertaking similar clinical trials at the same time as Valtech, or having functionally comparable products that have received approval for sale; physicians or patients preferring to use approved devices or other experimental treatments or devices rather than Valtech’s devices; prevalence and severity of adverse events, such as thrombus or stroke rates, and other unforeseen safety issues; and governmental and regulatory delays or changes in regulatory requirements, policies or guidelines.

If Valtech fails to protect its intellectual property rights, its competitors may take advantage of its ideas and compete directly against Valtech or the combined company.

Valtech’s success will depend to a significant degree on Valtech’s ability to secure and protect intellectual property rights and to enforce patent and trademark protections relating to Valtech’s technology. From time to time, litigation may be advisable to protect Valtech’s intellectual property position. However, these legal means afford only limited protection and may not adequately protect Valtech’s rights or permit it to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that Valtech will not have sufficient resources to fully pursue litigation or to protect Valtech’s other intellectual property rights. Litigation could result in the rejection or invalidation of Valtech’s existing and future patents. Any adverse outcome in litigation relating to the validity of Valtech’s patents, or any failure to pursue litigation or otherwise to protect Valtech’s patent position, could have a material adverse effect on the future business, financial condition, results of operations and cash flows of Valtech or the combined company. Also, even if Valtech prevails in litigation, the litigation would be costly in terms of management distraction as well as in terms of cash resources.

Consolidation in the health care industry could have an adverse effect on Valtech’s expected revenues and results of operations.

Many health care industry companies, including health care systems, are consolidating to create new companies with greater market power. As the health care industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that Valtech plans to produce and sell.

The continuing development of many of Valtech’s products depends upon Valtech maintaining strong relationships with health care professionals. Notably, consolidation has occurred recently in the structural heart space as strategic players have acquired new technologies. Most of these players have greater financial resources and larger employee pools than Holdco and Valtech.

The research, development, marketing and sales of many of Valtech’s proposed products is dependent upon Valtech maintaining working relationships with health care professionals. Valtech relies on these professionals to provide Valtech with knowledge and experience regarding the development, marketing and planned sale of Valtech’s products. Health care professionals assist Valtech as researchers, marketing and product consultants, inventors and public speakers. If Valtech is unable to maintain Valtech’s strong relationships with these professionals and continue to receive their advice and input, the development and marketing of Valtech’s planned products could suffer, which could have a material adverse effect on Valtech’s future earnings and financial condition.

Valtech’s products are the subject of clinical trials, the results of which may be unfavorable, or perceived as unfavorable, and could have a material adverse effect on Valtech’s future business, financial condition, and results of operations.

As a part of the regulatory process of obtaining marketing clearance or approval for new products and modifications to or new indications for existing products, Valtech conducts and participates in numerous clinical trials with a variety of study designs, patient populations and trial endpoints. Unfavorable or inconsistent clinical data from existing or future clinical trials, or the market’s or a regulatory body’s perception of this clinical data, may adversely impact Valtech’s ability to obtain product clearances or approvals in some or all geographies. Success in pre-clinical testing and early clinical trials does not always ensure that later clinical trials will be successful, and Valtech cannot be sure that later trials will replicate the results of prior trials and studies. Any delay or termination of Valtech’s clinical trials will delay the filing of product submissions and, ultimately, Valtech’s ability to commercialize new products or product modifications. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product’s profile, which could inhibit further marketing and development of such products.

Valtech’s success is related to management’s performance.

To a large extent, Valtech’s success is predicated on the ability of its management team to effectively manage Valtech and the individual businesses that it operates. The loss of the services of a senior manager or other key employee without an adequate replacement or the inability to attract and retain new and qualified resources could have a negative impact on Valtech’s business outlook, activities and operating and financial results.

Valtech’s business is dependent on its relationship with suppliers.

Valtech currently manufactures its products at its own facilities or through subcontractors located in various countries, purchasing the components and materials used to manufacture these products from various suppliers. However, specific components and raw materials are purchased from primary or main suppliers (or in some cases, a single supplier) for reasons related to quality assurance, cost-effectiveness and availability. While Valtech works closely with its suppliers to expand capacity and ensure supply continuity, it cannot guarantee that its efforts will always be successful. Moreover, due to the strict standards and regulations governing the manufacture and marketing of its products, Valtech may not be able to quickly locate new supply sources in response to a supply reduction or interruption, with negative effects on its ability to manufacture its products effectively and in a timely fashion.

Natural disasters, war, acts of terrorism and other events could adversely affect Valtech’s future revenues and operating income.

Natural disasters (including pandemics), war, terrorism, labor disruptions and international conflicts, and actions taken by governmental entities or by Valtech’s potential customers or suppliers in response to such events, could cause significant economic disruption and political and social instability in the areas in which Valtech operates.

Valtech needs to attract and retain key employees to be competitive.

Valtech’s ability to compete effectively depends upon its ability to attract and retain executives and other key employees, including people in technical, marketing, sales and research positions. Competition for experienced employees, particularly for persons with specialized skills, can be intense. Valtech’s ability to recruit such talent will depend on a number of factors, including compensation and benefits, work location and work environment. If Valtech cannot effectively recruit and retain qualified executives and employees, its business could be adversely affected.

Valtech is incorporated under the laws of, and its principal offices are located in, the State of Israel and therefore its business operations may be harmed by adverse political, economic and military conditions affecting Israel.

Valtech is incorporated under the laws of, and its principal executive offices and research and development facilities are located in, the State of Israel. In addition, some of its subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect its business.

In addition, a change in the security and political situation in Israel could have a material adverse effect on Valtech’s business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon, and Israel and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces internal uprisings resulting in organized and individual violent behavior and external threats. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely Valtech’s operations. Ongoing and increased hostilities, the interruption or curtailment of trade between Israel and its trading partners or other Israeli political or economic factors could harm Valtech’s operations and product development and cause its sales to decrease.

Civil unrest in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, any hostilities involving Israel could have a material adverse effect on Valtech’s facilities. Similarly, Israeli corporations are limited in conducting business with entities from some countries in the region. These restrictive laws and policies may seriously limit Valtech’s ability, and that of the combined company, to sell its products in these countries.

Valtech’s property insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. However, the Israeli government is currently committed to covering the actual value of physical damages (but not business interruption costs) that are caused by terrorist attacks or acts of war, Valtech cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate Valtech fully for damages incurred. Any losses or damages incurred by Valtech could have a material adverse effect on its business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm Valtech’s results of operations.

In the past, Valtech received Israeli government grants for certain of its research and development activities. The terms of those grants may require Valtech to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. Valtech may be required to pay penalties in addition to repayment of the grants.

Valtech’s research and development efforts were financed in part, through grants that Valtech received from the OCS. Notwithstanding the full repayment of these OCS grants, Valtech nevertheless must continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations. When a company develops know-how, technology or products using OCS grants, the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel is restricted without the prior approval of the OCS. Therefore, if aspects of Valtech’s technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing rights related to those aspects of such technologies. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits Valtech to transfer technology or development out of Israel. Valtech may not receive those approvals or Valtech may find these conditions unfavorable.

Valtech is subject to risks arising from currency exchange rates, which could increase its costs and may have a negative effect on its results of operations.

Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of Valtech’s operations in that jurisdiction, which may have a material adverse impact on its results of operations. If the U.S. dollar declines in value in relation to one or more currencies, it may become more expensive to fund Valtech’s operations in the jurisdictions that use those other currencies.

In the future, Valtech expects that a substantial portion of its revenues will be generated in U.S. Dollars and Euros. Valtech’s financial records are maintained in New Israel Shekels (“NIS”), which is the functional currency of Valtech. As a result, Valtech’s financial results might be affected by fluctuations in the exchange rates of currencies in the countries in which Valtech’s products may be sold.

Currency exchange controls may restrict Valtech’s ability to utilize our cash flows.

Valtech intends to receive proceeds from sales of any prospective product Valtech may develop and also to pay its operational costs and expenses in U.S. Dollars, Euros and other foreign currencies. However, Valtech may be subject to existing or future rules and regulations on currency conversion. In 1998, the Israeli currency control regulations were liberalized significantly, and there are currently no currency controls in place. Legislation remains in effect, however, pursuant to which such currency controls could be imposed in Israel by administrative action at any time. Valtech cannot assure you that such controls will not be reinstated, and if reinstated, would not have an adverse effect on Valtech’s operations.

It may be difficult to enforce a U.S. judgment against Valtech, Valtech executive officers and directors and some of the experts named in this proxy statement/prospectus, or assert U.S. securities law claims in Israel.

It may be difficult to effect service of process on some or all of Valtech’s executive officers, directors and the experts named in this proxy statement/prospectus. Furthermore, much of Valtech’s assets and some of the assets of Valtech’s executive officers and directors and some of the experts named in this proxy statement/prospectus are located outside the United States. Therefore, a judgment obtained against Valtech or any of Valtech’s executive officers or directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult to assert U.S. securities law claims in original actions instituted in Israel.

Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli, and not U.S., law is applicable to the claim. Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact by expert witness, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Furthermore, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against Valtech.

It is recommended that each stockholder or shareholder consult his or her own tax advisor as to the tax consequences of holding shares in, and receiving dividends from, Holdco. Holdco does not presently anticipate distributing dividends.